UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  7)*

ACM Government Opportunity Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

000918 102

(CUSIP Number)

Michael A. Conway

Aon Advisors, Inc.

200 East Randolph Street

Chicago, Illinois 60601

(312) 381-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000918 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AON CORPORATION 36-3051915

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,795,136

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,795,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,795,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.44%

14.	Type of Reporting Person (See Instructions) HC, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AON ADVISORS, INC. 54-1392321

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,795,136

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,795,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,795,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.44%

14.	Type of Reporting Person (See Instructions) IA, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) COMBINED INSURANCE COMPANY OF AMERICA 36-2136262

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,795,136

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,795,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,795,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.44%

14.	Type of Reporting Person (See Instructions) IC, CO

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 10, 1999 (the “Schedule 13D”) by Aon Corporation, a Delaware corporation (“Aon”),Aon Advisors, Inc., a Virginia corporation (“Aon Advisors”), Combined Insurance Company of America, an Illinois corporation (“CICA”), and Virginia Surety Company, an Illinois corporation (“VSC”), as previously amended. Aon, Aon Advisors and CICA are sometimes referred to herein as the “Filing Persons”. The Schedule 13D as previously amended and this Amendment relate to the Common Stock(the “Common Stock”) of ACM Government Opportunity Fund, Inc. (the “Issuer”).Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5 of the Schedule 13D as previously amended is hereby amended and restated in its entirety as follows:

Item 5.	Interest in Securities of the Issuer
See rows 7 through 11 and row 13 on pages 2 through 4.

The Issuer’s earnings release for the third quarter ended April 30, 2004 states that, as of April 30, 2004, there were 12,890,686 shares of Common Stock outstanding. The percentage ownership of Aon, Aon Advisors and CICA was derived using this number of shares of Common Stock outstanding.

Pursuant to an Investment Advisory Agreement between Aon Advisors and CICA, Aon Advisors is invested in, on behalf of and as investment adviser to CICA, 3,795,136 shares of Common Stock. Because Aon is the parent holding company to CICA, Aon indirectly beneficially owns all shares of Common Stock held by CICA.

By reason of the purchases of Common Stock made on behalf of CICA, as of the date of this Amendment, Aon, Aon Advisors and CICA share the power to vote or direct the vote and the power to dispose or direct the disposition of 3,795,136 shares of Common Stock, or 29.44% of the total outstanding shares of Common Stock as of April 30, 2004.

During the sixty day period preceding the date of this Amendment, none of the Filing Persons effected any transactions in any shares of Common Stock other than the following sales by Aon Advisors on behalf of CICA:

Date	Number of Shares	Price Per Share ($)
04/02/04	2,000.00	9.0346

04/06/04	2,000.00	8.7498

04/07/04	2,000.00	8.7498

04/08/04	2,000.00	8.7298

04/12/04	2,000.00	8.7178

04/19/04	2,000.00	8.5298

05/06/04	2,000.00	8.3398

05/19/04	4,700.00	8.1030

05/20/04	2,700.00	8.1005

05/21/04	6,500.00	8.0569

05/26/04	9,800.00	8.1943

05/27/04	7,600.00	8.1434

05/28/04	20,500.00	8.0255

06/04/04	4,600.00	7.9555

06/07/04	600.00	8.0398

06/08/04	11,100.00	7.9892

06/09/04	1,900.00	7.9603

06/22/04	4,900.00	7.9516

06/23/04	1,000.00	7.9498

06/28/04	17,900.00	7.9934

06/30/04	5,000.00	7.9900

07/01/04	7,700.00	7.9820

07/02/04	4,500.00	7.9536

	125,000.00

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AON CORPORATION

Date: July 7, 2004

/s/ Michael A. Conway
By:	Michael A. Conway
Senior Vice President and Senior Investment Officer

AON ADVISORS, INC.

Date: July 7, 2004

/s/ Michael A. Conway
By: Michael A. Conway
President

COMBINED INSURANCE COMPANY OF AMERICA

Date: July 7, 2004

/s/ Michael A. Conway
By: Michael A. Conway
Senior Vice President